EXHIBIT 11.1

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of shares of common stock outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as performance shares and the exercise of stock options.

	Three Months Ended March 31,
	2008	2007
Numerator:
Net income	$2,761,000	$103,000

Denominator:
Denominator for basic income per share - weighted-average shares	$11,903,110	$11,890,732
Dilutive potential common shares - employee stock options and performance shares	15,233	21,199

Denominator for diluted earnings per share - adjusted weighted-average shares	$11,918,343	$11,911,931